Monday, 29 December 2025

Response to Comments of the Staff of the Division of Corporation Finance
Registration Statement on Form 10
File No. 000-51048

Dear Sir or Madam:

HyOrc Corporation (the “Company,” “HyOrc,” “we,” or “us”) respectfully submits the following responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s comment letter. Concurrently with this response, the Company has filed an amendment to its Registration Statement on Form 10 (the “Amended Form 10”).

Comment 1:

Unaudited Interim Financial Statements, page 1

Staff Comment

1. Please revise your interim financial statements to include your balance sheet as of December 31, 2024 and the unaudited financial statements for the comparable interim period of the preceding fiscal year. Refer to Rule 10-01(c) of Regulation S-X. In addition, please provide your liquidity and results of operations discussions for the interim period ended September 30, 2025, in your MD&A section. Refer to Item 303 of Regulation S-K.

Company Response

The Company has addressed the Staff’s comment by filing an amendment to the Form 10 that includes unaudited interim consolidated financial statements for the period ended September 30, 2025, together with comparative unaudited interim consolidated financial statements for the period ended September 30, 2024.

The Amended Form 10 includes:

●	Consolidated balance sheets as of September 30, 2025, and December 31, 2024
●	Consolidated statements of operations and comprehensive loss for the three- and nine-month periods ended September 30, 2025, and 2024
●	Consolidated statements of stockholders’ equity and cash flows for the same periods

Management’s Discussion and Analysis has been updated to include a discussion of liquidity and capital resources, interim operating results, period-over-period changes, and known uncertainties affecting revenue generation during the interim period.

These interim financial statements supersede the previously filed June 30, 2025, interim financial information, which is no longer current.

Comment 2:

Item 1. Business, page 2

Staff Comment

2. Please revise your disclosure here and throughout the registration statement, including in your MD&A section, to more clearly articulate the status of your operations, any revenue-generating activity, and current customers. To the extent your pilot projects have generated revenue, please revise to state as much. We note that you had no revenue for the year ended December 31, 2023 and $617,115 of revenue for the year ended December 31, 2024, comprised of the O&M and technical services provided to BGI. Please revise this section to clearly disclose your current operations, elaborating on your description of the operation and maintenance and technical support services rendered to BGI as well as the related fee structure and clearly distinguish any portion of your operations that are aspirational at this time. Refer to Item 101 of Regulation SK. In this regard, we note your disclosure on page F-12 regarding the PFBT Agreement with BGI. Please revise your Business section to include a similar description of the agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please revise your risk factor disclosure to address the related material risks.

Company Response

The Amended Form 10 clarifies the Company’s operations by delineating its activities into three integrated business areas:

1.	Development of waste-to-methanol, hydrogen, and clean-fuel infrastructure projects
2.	Commercialization of external-combustion and multi-fuel engine technology
3.	Existing revenue-generating operations conducted through SRE Power, Inc.

Revenue and customers

For fiscal year 2024, the Company generated revenue primarily from operation and maintenance services, electricity sales, and technical services provided through its subsidiary SRE Power, Inc. under the Project Funding, Build and Transfer (“PFBT”) Agreement with Biliran Geothermal, Inc. (“BGI”).

As of September 30, 2025, the Biliran 2 MW geothermal power plant was temporarily offline due to an ongoing legal dispute between SRE Power and BGI. SRE Power is pursuing a recovery and enforcement strategy with external legal counsel. As a result, no material revenue was recognized during the 2025 interim period. This operational status and its impact on revenue are disclosed in the Amended Form 10 and reconciled to prior-year revenue.

BGI / PFBT Agreement

The PFBT Agreement is a 25-year contract under which SRE Power finances, builds, commissions, and operates geothermal power facilities for BGI, beginning with a 2 MW module commissioned in 2023. Revenue under the agreement consists of:

●	Operation and maintenance fees
●	Technical services fees
●	A contractual share of electricity generation revenues

The PFBT Agreement is material to the Company and has been filed as an exhibit to the Amended Form 10.

Development-stage activities

Projects relating to hydrogen locomotives, green methanol, waste-to-syngas, and future engine deployments are identified as development-stage initiatives unless and until binding commercial agreements are executed.

Risk factors

The Amended Form 10 includes expanded risk factor disclosure addressing, among other things, revenue interruption risk arising from contractual disputes, counterparty enforcement risk, customer concentration risk, and execution and financing risks associated with development-stage projects.

Comment 3:

Item 3. Properties, page 12

Staff Comment

3. We note your disclosure stating that “[t]hrough SRE Power and technology partner Vaigunth Enertek, we operate engineering and prototyping facilities in India ... .” Please expand your disclosure to clarify the relationship between the subsidiary and Vaigunth Enertek, including whether there are any material agreements and their terms. Please also disclose whether you derive any revenue from these facilities.

Company Response

Vaigunth Enertek is an independent engineering and fabrication company in India that provides fabrication, prototyping, testing, and engineering support services to SRE Power on a non-exclusive, fee-for-service basis; the Company does not own or lease Vaigunth Enertek’s facilities and does not derive revenue from their operation.

Through SRE Power and technology partner Vaigunth Enertek, we operate engineering and prototyping facilities in India, focused on waste-to-energy, hydrogen engine development and ORC systems.

Vaigunth Enertek is an independent engineering and fabrication company located in India that has historically provided manufacturing, prototyping, testing, and engineering support services to SRE Power and its affiliates.

HyOrc does not own or lease Vaigunth Enertek’s facilities. The relationship consists of:

●	Fabrication and testing of prototype components
●	Engineering and R&D support
●	Limited manufacturing services conducted on a cost basis

HyOrc does not derive revenue from the operation of Vaigunth Enertek’s facilities, nor are those facilities considered Company-owned properties.

Comment 4:

Item 5. Directors and Executive Officers, page 13

Staff Comment

4. Please revise the biographies of your directors and officers to clarify their principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization. Please also revise to indicate any directorships held by each director in the last five years in other companies and name such companies. Refer to Item 401(e) of Regulation S-K.

Company Response

The Amended Form 10 includes expanded biographical disclosure for directors and executive officers and complies with Item 401(e) of Regulation S-K, including principal occupations and relevant experience.

Comment 5

Item 15. Financial Statements and Exhibits

Staff Comment

(b) Exhibits, page 19

5. We note that Exhibits 1.1 and 1.2, the Articles of Incorporation and Bylaws of the company, respectively, appear to be dated and/or certified as of April 6, 1998. Please revise to include the Articles of Incorporation and Bylaws that are currently in effect and any amendments thereto. Refer to Item 601(b)(3)(ii) and (ii) of Regulation S-K.

Company Response

The Amended Form 10 includes the Company’s currently effective Articles of Incorporation and Bylaws, including all amendments in effect as of the filing date. Outdated charter documents have been removed.

Comment 6:

Consolidated Financial Statements December 31, 2024 and 2023, page F-1

Staff Comment

6. We note that you have filed both annual and interim financial statements as part of your requirements to trade on the OTC market. These filed financial statements appear to be inconsistent with the financial statements filed in the Form 10 for the year ended December 31, 2024 and the interim period ended September 30, 2025.

Please clarify or revise.

Company Response

Differences between prior financial information posted on OTC Markets and the financial statements included in the Form 10 arise from the application of reverse-acquisition accounting under ASC 805-40, audit adjustments, and presentation refinements. The Company considers the Form 10, as amended, to be its authoritative financial disclosure, and OTC disclosures will be conformed accordingly.

Comment 7:

Note 3. Reverse Acquisition, page F-17

Staff Comment

Please tell us how you determined that ASPZ met the definition of a business in ASC 805-10-55-3A through 55-9. If ASPZ did not meet the definition of a business, please tell us how you considered the guidance in ASC 805-40-25-1 in accounting for the SRE acquisition as a reverse acquisition.

Company Response

We respectfully submit the following response to the Staff of the U.S. Securities and Exchange Commission.

Immediately prior to the SRE transaction, Asia Properties, Inc. (“ASPZ”) was a development-stage public company that established an organized operating framework to identify, evaluate, structure, and execute business initiatives. During 2021 and subsequent periods, ASPZ undertook a series of deliberate actions directed toward implementing its business strategy, including strategic planning, organizational structuring, asset identification, evaluation activities, and transaction execution efforts. Although certain initiatives were in planning or early execution stages and had not yet resulted in recurring operating revenues, these actions reflected active business operations rather than mere asset holding.

As part of this strategic repositioning, ASPZ pursued mineral-related initiatives through an affiliate LLC. This represented an intentional organizational step to segregate and manage a defined line of business and to facilitate evaluation of mineral-related opportunities. Through this, ASPZ initiated legal, commercial, and structural due diligence activities in connection with potential mineral exploration and mining lease opportunities. These activities included evaluating potential projects, assessing feasibility, and engaging with third parties. While these initiatives had not yet advanced to commercial production, the performance of due diligence and evaluation activities constituted substantive processes essential to developing a revenue-generating operation.

During this period, ASPZ also evaluated the acquisition of a specialized gold asset (the “Bering Sea Clinker”) in connection with its broader mineral-related strategy. Following the acquisition, management evaluated potential monetization pathways and structuring alternatives for the asset. The acquisition of the asset itself constituted an input under ASC 805, while the related evaluation and structuring activities reflected organized commercialization planning processes. Importantly, management’s conclusion that ASPZ met the definition of a business does not depend on the ultimate success or execution of these mineral-related initiatives, but rather on the existence of inputs and substantive processes directed toward producing future economic outputs.

In addition to mineral-related activities, ASPZ maintained ongoing strategic planning, transaction structuring, and capital-raising processes. As a public OTC-listed company, ASPZ had established governance, financial reporting, regulatory compliance, and disclosure processes that supported management oversight and execution of its business plans. ASPZ actively evaluated and also is in the process of evaluating financing alternatives, capital requirements, and transaction structures necessary to advance identified initiatives. ASC 805-10-55-6 through 55-8 acknowledge that substantive processes may exist even where activities are performed by a limited workforce or through external advisors, particularly for development-stage entities, provided such processes are critical to the ability to develop and manage the business.

Although ASPZ had not yet generated recurring operating revenues prior to the SRE transaction, ASC 805-10-55-3A explicitly states that outputs are not required for an acquired set to qualify as a business if it includes inputs and substantive processes that together have the ability to produce outputs. Management concluded that ASPZ’s organized inputs, including its corporate structure, identified assets, and access to capital, when applied through the substantive processes described above, namely strategic planning, due diligence, transaction execution, asset monetization planning, financing, and governance, provided ASPZ with the ability to produce outputs.

Based on the foregoing, management determined that immediately prior to the SRE transaction, ASPZ possessed identifiable inputs and had implemented organized and substantive business processes within the meaning of ASC 805-10-55-3A through 55-9, and that those inputs and processes together provided ASPZ with the ability to produce outputs. Accordingly, ASPZ met the definition of a business under ASC 805.

Having concluded that ASPZ met the definition of a business, management evaluated the transaction under the reverse acquisition guidance in ASC 805-40. Although ASPZ was the legal acquirer as it issued equity instruments, SRE was identified as the accounting acquirer based on the indicators in ASC 805-40-25-2 through 25-6, including:

● Former shareholders of SRE obtained approximately 90% of the voting interest in the combined entity.

● The former owners of SRE retained control over the governing body and decision-making of the combined entity.

● The relative size and operational substance of SRE compared to ASPZ indicated that SRE was the dominant operating entity.

Accordingly, the transaction was accounted for as a reverse acquisition, with SRE identified as the accounting acquirer and ASPZ as the accounting acquiree, consistent with ASC 805-40-25-1.

Comment 8:

Note 5. Intangible Assets, page F-19

Staff Comment

Please provide the information required in ASC 350-30-50-1 for the patents recorded in 2024 and the disclosure required in ASC 350-30-50-3 for the impairment loss recorded in 2024.

Company Response

We respectfully submit the following response to the Staff of the U.S. Securities and Exchange Commission.

The Company respectfully advises the Staff that the patents recorded in 2024 are classified as indefinite-lived intangible assets in accordance with ASC 350-30. As disclosed in Note 5, management determined that the patents are expected to contribute to cash flows indefinitely and that the associated renewal costs are not significant. Accordingly, the patents are not amortized, and the disclosure requirements in ASC 350-30-50-1, which apply to finite-lived intangible assets, are not applicable to the Company’s patents.

The Company further notes that Note 5 describes the nature of the patents, the manner in which they were acquired, the consideration issued, and the basis for management’s determination of an indefinite useful life. These disclosures are consistent with the requirements of ASC 350-30-50-2 for indefinite-lived intangible assets.

With respect to ASC 350-30-50-3, the Company respectfully clarifies that no impairment loss was recorded for the patents during the year ended December 31, 2024. As disclosed, management performed a qualitative impairment assessment in accordance with ASC 350-30-35-18 and concluded that it was not more likely than not that the fair value of the patents was less than their carrying value. As a result, a quantitative impairment test was not required and no impairment loss was recognized. Because ASC 350-30-50-3 applies only when an impairment loss is recognized, the related disclosure requirements were not applicable.

Accordingly, the Company believes that the disclosures included in Note 5 appropriately reflect the classification of the patents as indefinite-lived intangible assets and comply with the applicable disclosure requirements of ASC 350.

Comment 9:

General

Staff Comment

9. We note your disclosure on the cover page that “[n]o securities are registered as part of this statement.” Please note General Instruction A to Form 10, which states, “Form 10 shall be used for registration pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 of classes of securities of issuers for which no other form is prescribed.” Please revise your registration statement to comply with the requirements of Form 10, including disclosing the class of securities to be registered. Additionally, please update your Description of Registrant’s Securities To Be Registered on page 18 to include all relevant information as of the latest practicable date. We note that your current disclosure appears to be as of December 31, 2024. Refer to Item 202 of Regulation S-K.

Company Response

The cover page of the Amended Form 10 states that the Company is registering its common stock, par value $0.001 per share, under Section 12(g) of the Exchange Act. Item 202 has been updated to reflect the Company’s current capital structure, shareholder rights, and transfer agent information as of the latest practicable date.

Conclusion

The Company believes that the Amended Form 10 fully addresses the Staff’s comments and provides clear, accurate, and complete disclosure of the Company’s financial condition, operations, and accounting judgments.

HyOrc Corporation

Date: December 29th, 2025

By: /s/ K. Reginald Fubara

K. Reginald Fubara, Chief Executive Officer